Exhibit 99(a)(5)(H)

[DELUXE LOGO]	Deluxe Corporation P.O. Box 64235 St. Paul, MN 55164-0235 (651) 483-7111

N E W S R E L E A S E
June 17, 2004	For additional information: Stuart Alexander Vice President Investor Relations (651) 483-7358
Deluxe Granted Hart-Scott-Rodino Clearance and Extends Tender Offer for New England Business Service to June 24	Douglas J. Treff Senior Vice President Chief Financial Officer (651) 787-1587

        St. Paul, Minn.—Deluxe Corporation (NYSE: DLX) said today that it received early termination of the 15-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act for its pending acquisition of New England Business Service, Inc. (NYSE: NEB). Deluxe also announced that it has voluntarily decided to extend the expiration of the tender offer period for the pending acquisition to gain transaction reporting efficiencies and to accommodate the market.

        The tender offer, which commenced on May 25, 2004, and was scheduled to expire at 11:59 p.m. EDT on Wednesday, June 23, 2004, has been extended to 11:59 p.m. EDT on Thursday, June 24, 2004, subject to the terms and conditions of the parties' Agreement and Plan of Merger and the tender offer, unless further extended. The short extension facilitates the financial and tax reporting processes associated with the completion of NEBS' fiscal year-end and the consolidation with Deluxe's calendar year reporting. The extension also serves to accommodate the market following the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. As of the close of business on June 16, 2004, approximately 827,000 shares of NEBS common stock, representing approximately 6 percent of the total outstanding shares, had been validly tendered and not withdrawn in connection with the tender offer.

        Goldman Sachs and Co. is acting as dealer/manager, and Georgeson Shareholder Communications is acting as the information agent, of the tender offer.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of New England Business Service, Inc. On May 25, 2004, Deluxe filed a tender offer statement with the Securities and Exchange Commission (SEC) and New England Business Service filed a solicitation/recommendation statement with respect to the offer. New England Business Service shareholders are advised to read the tender offer statement regarding the acquisition of New England Business Service referenced in this news release, and the related solicitation/recommendation statement. The tender offer statement and the solicitation/ recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. These documents have been made available to all shareholders of New England Business Service at no expense to them. These documents are also available at no charge on the SEC's web site at www.sec.gov.

About Deluxe Corporation

        Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

About New England Business Service, Inc.

        NEBS is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. It supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil anniversary seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about NEBS can be found at www.nebs.com.

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